Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated June 25, 2025

Registration No.: 333-277148

Torrid Holdings Inc. Announces Pricing of Secondary Offering of Common Stock and Concurrent Share Repurchase

CITY OF INDUSTRY, CA – June 24, 2025 – Torrid Holdings Inc. (“Torrid” or the “Company”) (NYSE: CURV) today announced the pricing of the previously announced underwritten public offering of 10,000,000 shares of the Company’s common stock at a price to the public of $3.50 per share (the “Offering”) to be sold by certain stockholders of the Company (the “Selling Stockholders”). The Offering is expected to close on or about June 26, 2025, subject to the satisfaction of customary closing conditions. In addition, the Selling Stockholders have granted the underwriters a 30-day option to buy an additional 1,500,000 shares of common stock at the public offering price, less the underwriting discount and commissions. Torrid will not receive any of the proceeds from the sale of the shares by the Selling Stockholders, including from any exercise by the underwriters of their option to purchase additional shares.

In addition, as previously announced, concurrent with the closing of the Offering, Torrid has agreed to purchase from Sycamore Partners $20.0 million of Torrid’s shares of common stock at a price per share equal to the price per share to be paid by the underwriters in the Offering (the “Concurrent Repurchase”). The Concurrent Repurchase was approved by Torrid’s board of directors acting on the recommendation of the audit committee. The repurchased shares will be held as treasury stock upon completion of the Concurrent Repurchase. The Concurrent Repurchase is expected to be consummated substantially concurrently with the closing of the Offering. The Offering is not conditioned upon the closing of the Concurrent Repurchase, but the Concurrent Repurchase is conditioned upon the closing of the Offering.

BofA Securities, Jefferies and William Blair are acting as joint lead book-running managers for the Offering. BTIG is acting as book-running manager for the Offering. Telsey Advisory Group is acting as co-manager for the Offering.

A registration statement (including a prospectus) on Form S-3 was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 16, 2024, and has been declared effective. The Offering is being made only by means of a prospectus supplement and the accompanying prospectus. Before you invest, you should read the registration statement, the prospectus supplement, the accompanying prospectus and other documents the Company has filed or will file with the SEC for information about the Company and the Offering. You may obtain these documents free of charge by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies of the prospectus supplement and the accompanying prospectus, when available, may be obtained by contacting:

BofA Securities, Attention: Prospectus Department, NC1-022-02-25, 201 North Tryon Street, Charlotte, North Carolina, 28255-0001, or by email at dg.prospectus_requests@bofa.com; Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, New York, NY 10022, or by email at Prospectus_Department@Jefferies.com; or William Blair & Company, L.L.C., Attention: Prospectus Department, 150 North Riverside Plaza, Chicago, IL 60606, or by email at prospectus@williamblair.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About TORRID

TORRID is a direct-to-consumer brand in North America dedicated to offering a diverse assortment of stylish apparel, intimates, and accessories skillfully designed for the curvy woman. Specializing in sizes 10 to 30, our primary focus is on providing fashionable, comfortable, and affordable options that meet the unique needs of our customers. Our extensive collection features high quality merchandise, including tops, bottoms, denim, dresses, intimates, activewear, footwear, and accessories. Our products are exclusive to us, and each product is meticulously crafted to cater to the needs of the curvy woman, empowering her to love the way she looks and feels. Our collections are artfully curated to suit all aspects of our customers’ lives, including casual weekends, work, dressy and special occasions. Understanding the importance of affordability, we aim to keep our prices reasonable without compromising on quality. This allows us to build a meaningful connection with our customers, distinguishing us from other brands that often overlook plus- and mid-size consumers. Our brand experience and product offerings establish us as a differentiated and reliable choice for plus- and mid-size customers, which we believe sets us apart in the market. We strive to be everything our customer needs in her closet, consistently delivering products that make her feel confident and stylish.

Forward-Looking Statements

This press release contains forward-looking statements, including statements regarding the Offering and expected closing date. These statements are not historical facts but rather are based on Torrid’s current expectations and projections regarding its business, operations and other factors relating thereto. Words such as “expect,” “intend,” “believe,” “may,” “will,” “should,” and other words and terms of similar meaning (including their negative counterparts or other various or comparable terminology) are used to identify these forward-looking statements. These statements are only predictions and as such are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Actual results may differ materially from those in the forward-looking statements as a result of a number of factors, including those set forth in the “Risk Factors” section of the registration statement and the prospectus supplement for the Offering and the Company’s other filings with the SEC. Any such forward-looking statements are made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, and speak only as of the date of this press release. Torrid undertakes no duty to update any forward-looking statements made herein.

Contacts

Investors

ICR

Tom Filandro

Lyn Walther

IR@torrid.com

Media

Joele Frank, Wilkinson Brimmer Katcher

Michael Freitag / Arielle Rothstein / Lyle Weston

Media@torrid.com